DJSP

ENTERPRISES, INC.

# DJSP Enterprises, Inc.

*NASDAQ*: DJSP, DJSPW, DJSPU

**March 2010**

# Disclaimer / Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. ("DJSP" or the "Company"). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company and the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Firm; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation; geopolitical events and changes, as well as other relevant risks detailed in the Company's filings with the U.S. Securities and Exchange Commission, (the "SEC"). The information set forth herein should be read in light of such risks. DJSP does not assume any obligation to update the information contained in this press release.



DJSP ENTERPRISES, INC.

# DJSP Enterprises, Inc. ("DJSP")

- **Largest provider of processing services to mortgage lenders in Florida, and believed to be the largest judicial mortgage foreclosing processing company in the US.**
  - ~20% market share in Florida
  - ~1,200 employees
- **Three operating subsidiaries:**
  - **Default Servicing, LLC.** – Provides REO liquidation services
  - **Professional Title & Abstract Company of Florida, LLC.** – Provides comprehensive title services
  - **DJS Processing, LLC** - Provides a wide range of processing services in connection with mortgages, foreclosures, closings, loan modifications, bankruptcy, related litigation, etc.
- **Headquartered in Plantation, Florida:**
  - Operations in San Juan, Puerto Rico; Louisville, KY (REO); Manila, Philippines (Service Center)
- **DJSP's CEO, David J. Stern also owns the Law Offices of David J. Stern, P.A. ("DJS").**
  - DJS is the designated counsel for **Fannie Mae** & **Freddie Mac** in the State of Florida

# DJSP Highlights



- **Strong relationships with clients that are the *INDUSTRY LEADERS***
  - Includes **ALL** of the top 10, and 17 of the top 20 mortgage loan servicers in U.S
  - Long term retention of clients, many >13 years
  - Delivers unparalleled customer service by combining unique mortgage & foreclosure expertise with highly automated electronic processing
- **Highly scalable operation able to leverage existing client relationships**
  - Transition to paperless system to increase reliability, efficiency and margins
  - Recent outsourcing of labor-intensive, "back office" functions to Philippines has been successfully implemented and expanded
  - Adding new business lines and expanding geographically will accelerate growth

# Top Clients

**Clients include 17 out of the 20 largest mortgage servicers:**

Bank of America
SunTrust
usbank
CHASE
WELLS FARGO
PNC LEADING THE WAY
GMAC
FannieMae
HSBC
citigroup
Freddie Mac

# The Market: Foreclosure Volume Growth

## Historical Foreclosure Growth

- Foreclosures have experienced sustained growth for over 25 years at an annual growth rate of approximately 12%
- Foreclosure volumes are expected by DJSP management to be significant even when they revert to historical levels



U.S. Number of Foreclosures
2,200,000
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 LTM 3/31/09

Source: Mortgage Bankers Association

## Near Term Outlook

- Loans past due, the leading indicator for future foreclosure filings, continue to increase
- As of November 2009, 1 in 4 mortgages were in arrears
- Foreclosure volumes through 2012 are expected to increase dramatically and remain elevated through 2017 (Credit Suisse "U.S. Mortgage Strategies")

DJSP ENTERPRISES, INC.

# The Market: Interest Rate Resets & ARMs

**Large number of loan resets through 2012 are expected to accelerate foreclosures**

- Option ARM loans enabled people to buy homes they could not afford as they featured low initial monthly payments that will reset to significantly higher monthly payments
- Resets can increase monthly payments to homeowners by >2X



Agency
Alt-A
Option ARM*
Estimated Cumulative Amoun($B)
Prime
Subprime
Unsecuritized ARMs (estimated)
Amount ($BB)
Estimated Cumulative Reset Amount ($BB)
$0
$5
$10
$15
$20
$25
$30
$35
$40
$45
$50
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
$1,800
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Months to 1st reset

*Option ARMs show estimated recast schedule based on current negam rate; Source: Credit Suisse (US Mortgage Strategy), LoanPerformance, FH/FN/GN

**Alt-A and Option Arm mortgages written between 2005 & 2007 (worth $1.5 trillion) are expected to have ultimate default rates of >50%**

- Highest level of interest rate resets to occur during 2010 and 2011 and will remain at historically high levels well into 2012

DJSP ENTERPRISES, INC.

# Revenue and Net Income (Actual and Projected)

**Revenue**


$115.5
$199.2
$260.3
$318.0
2007
2008
2009
2010 E

**Adjusted Net Income**


$28.21
$38.45
$44.6
$49.0
2007
2008
2009
2010 E

Notes:

- 2007,2008 & 2009 net income numbers are adjusted to account for "add backs", including salary and other miscellaneous expenses, and assume 35% tax rate
- Net income excludes one time expenses related to the business combination with CACA

DJSP ENTERPRISES, INC.

# Adjusted EBITDA (Actual and Projected)

**Adjusted EBITDA**


$80.6
69.9
$59.8
$43.7

| | 2007 | 2008 | 2009 | 2010 E |
|---|---|---|---|---|
| Series 1 | 43.7 | 59.8 | 69.8 | 80.6 |

Notes:

- 2007,2008 & 2009 net income numbers are adjusted to account for "add backs", including salary and other miscellaneous expenses

# EBITDA by Business Segment



2009 EBITDA
$69.9 million
2010 EBITDA
$80.6 million
~15% Est. Growth
Foreclosure
Title
REO
Other
2.4%
14.2%
22.1%
61.3%
2.4%
17.6%
22.8%
57.2%

DJSP ENTERPRISES, INC.

# Key Growth Drivers

**Expand REO Business** - REO liquidation/closing business is increasing rapidly

- Lender REO portfolios expanding nationwide
- Industry REO processing volume expected to increase both in deteriorating home values and rebounding of home purchases
- Currently only represents **ONE** client – expects to increase 100% in 2010
- DJS expects a significant number of REO files from DJS's existing clients beginning 2010
- Expected to represent ~18% of EBITDA in 2010, an increase over 2009
- REO processing capabilities have been expanded to accommodate volume increase

**Increase Market Share** - DJSP plans to capture additional market share in core Florida foreclosure business by adding new customers and increasing customer penetration

- ~20% market share in Florida means significant room to grow – significant volume increase opportunity from DJS's existing clients
- New Direct Source programs by servicers will consolidate vendors to increase efficiency
- DJS expects additional business from Chase/WaMu, Bank of America, Wells Fargo and Citigroup

**Expand Geographically** – DJSP plans to expand geographically into other States

- Plans to leverage DJS's strong client relationships to generate business in new states
- Existing infrastructure and systems are highly scalable at minimal cost
- Plans to commence expansion in 2010
- Multiple potential accretive acquisition targets in key markets

# Key Growth Drivers

**<u>Expand Service Offering</u>** – Plans to offer new, additional services to grow top and bottom lines including:

- Lien Searches (Unrecorded Liens, Credit Card & Home Equity Lines of Credit Applications), Document Retrieval, Automotive & Marine Repossession & Bankruptcy Services, Commercial Foreclosure & Closings, etc.
- Clients prefer to use fewer vendors and many have requested that DJS provide more services

**<u>Increase Loan Modification Services</u>** – Plans to capitalize on the current regulatory environment

- Recently opened a new office in Miami for this purpose
- Many clients want DJS to provide these services
- Large number of loans modified to-date have re-defaulted
  - As a result, DJSP expects revenues from these services to be incremental to its base foreclosure revenues

**<u>Add and Expand Cyclical Business Segments</u>** – Plans to establish or acquire cyclical business lines in mortgage origination and support services

- Natural extension of business due to synergies and crossovers in services and customers
- Excellent time to enter this market as many players have left
  - Banks and other participants exited or folded
  - Large number of remaining participants seeking exits are attractive acquisition candidates

# Strategic Target- A National Title Platform

- Licensed in most states in the US and in other key jurisdictions
- Capable of handling mortgage originations, escrows, REO closings, Deed in Lieu filings, and Short Sales
- Already provides national title and closing services to regional and national mortgage lenders and Realtors
- Will enable DJSP to leverage its existing client base by providing more services and more geographies.
- Acquisition will be accretive
- Will allow DJSP to profit regardless of the state of the housing market

# Cap Table

| | Common | Series A Preferred* | Warrants | Series B Preferred* | TOTAL Present Ownership (including Series A) | TOTAL Including Warrants | TOTAL Assuming all Series B Earned |
|---|---|---|---|---|---|---|---|
| Management and Affiliates | 2,700,000 | 1,666,667 | | 3,900,000 | 4,366,667 | 4,366,667 | 8,266,667 |
| Other Shareholders | 10,663,866 | | 11,166,666 | | 10,663,866 | 21,830,532 | 21,830,532 |
| Underwriters Option | | | 275,000 | | | 275,000 | 275,000 |
| **Total** | 13,363,866 | 1,666,667 | 11,441,666 | 3,900,000 | **15,030,533** | **26,472,199** | **30,372,199** |

***Convertible into common shares 1:1**

| **Contingent Earn-Out Shares (Series B Preferred*)** | | | | | | |
|---|---|---|---|---|---|---|
| Share Price Target | $10.00 | $12.50 | $15.00 | $17.50 | $20.00 | **Total** |
| Series B Shares | 750,000 | 750,000 | 800,000 | 800,000 | 800,000 | **3,900,000** |

DJSP ENTERPRISES, INC.

# Proven and Experienced Management Team

## Senior Management is experienced and dedicated

- Led DJSP through a period of significant growth using innovative thinking and an entrepreneurial mind-set
- Over 120 years of combined industry experience and an average of 20 years of industry experience
- Extensive experience launching and growing foreclosure processing operations in multiple states

| Core Team | Age | Years Relevant Experience |
|---|---|---|
| David J. Stern, CEO | 47 | 21 |
| Kumar Gursahaney, CFO | 53 | 26 |
| Matthew Kayton, EVP, Chief Strategy Officer | 41 | 18 |
| Cheryl L. Samons, Operations Manager | 40 | 16 |
| Jennifer R. Johnson, Mngr, Default Services | 36 | 15 |
| Carol Whitlow, Manager, Professional Title | 40 | 16 |

DJSP ENTERPRISES, INC.

# Investment Summary

- Substantial operating cash flow of >$3.5 million / month on average
- Extensive and loyal Blue Chip client base
- Tremendous opportunities for growth in core business
- Highly positive industry dynamics for foreseeable future
- Entrepreneurial and aggressive management team with strong track record of success
- Business platform in place to enter into cyclical businesses



# APPENDIX

# Non-GAAP Financial Measures (Adjusted EBITDA/Adjusted Net Income)

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense; (b) income tax expense; (c) depreciation and amortization; and (d) non-recurring income and/or expense. The adjusted EBITDA margin is the ratio of adjusted EBITDA to total revenues. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us to evaluate and compare our performance on a consistent basis with the lower operating cost structure that will be in place after consummation of the Business Combination, reflecting the effects of that lower cost structure on profitability. In the calculation of adjusted EBITDA, we exclude from expenses the compensation paid to the founder that exceeds the base compensation that he is entitled to receive after completion of the Business Combination, as well as the payroll taxes associated with such compensation, non-recurring travel and entertainment expenses incurred on behalf of the founder and other benefits received by the founder in prior periods that are not being provided after the Business Combination.

In the calculation of adjusted net income measure presented, the Company deducts the depreciation and amortization amounts from adjusted EBITDA calculation and then subtracts assumed income tax expense, calculated at the expected going forward tax rate of 35%. For periods prior to the Business Combination, we were not subject to income tax and so did not record income tax expense.

# Non-GAAP Financial Measures (Adjusted EBITDA/Adjusted Net Income) (cont'd)

We are providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted net income helps us to evaluate and compare our past performance on a consistent basis with the taxable structure that will be in place after consummation of the Business Combination, reflecting the effects of that taxable structure on profitability.

A reconciliation of adjusted EBITDA and adjusted net income is not provided below for 2010 because the exact amount of the adjustments described in this section are not currently determinable.

Adjusted EBITDA and adjusted net income are non-GAAP financial measures that have limitations because they do not include all items of income and expense that affect our operations. These non-GAAP financial measures are not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income (loss), net income (loss) per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate adjusted EBITDA and adjusted net income differently and, therefore, adjusted EBITDA and adjusted net income as presented for us may not be comparable to the calculations of adjusted EBITDA and adjusted net income reported by other companies.

DJSP ENTERPRISES, INC.

# Non-GAAP Financial Measures (Adjusted EBITDA/Adjusted Net Income) (cont'd)

The following table provides reconciliations of net income (US GAAP) to adjusted EBITDA (Non-GAAP) and adjusted net income (Non-GAAP):

Reconciliations Of Net Income (US GAAP) To Adjusted EBITDA (Non-GAAP) and Adjusted Net Income (Non-GAAP)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Net Income | $ 44,565 | $ 42,886 | $ 38,689 |
| *Adjustments* | | | |
| Compensation Related | 12,262 | 15,887 | 4,710 |
| Non-Recurring Travel | 6,372 | 384 | — |
| Adj. to Fee to Processing | 3,631 | — | — |
| Transaction Related | 260 | — | — |
| Interest, Depreciation & Amortization | 1,297 | 594 | 278 |
| Other | 1,484 | — | — |
| Total Adjustments | 25,308 | 16,866 | 4,988 |
| Adjusted EBITDA | $ 69,873 | $ 59,752 | $ 43,677 |
| Interest, Depreciation & Amortization | 1,297 | 594 | 278 |
| Income Taxes Estimate at 35% | 24,001 | 20,705 | 15,189 |
| Adjusted Net Income | $ 44,574 | $ 38,453 | $ 28,210 |